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The Italy Fund Inc. Announces Results of Tender Offer

NEW YORK, Sept. 11/PRNewswire/--The Italy Fund Inc. (NYSE:ITA) announced today that in accordance with its tender offer for up to 2,012,879 shares of its common stock which expired on September 5,2000, the Fund has accepted that number of shares for payment today at a price of $20.03 per share. These shares represent 25% of the Fund's outstanding shares. A total of 6,603,944 shares were properly tendered; therefore, on a pro-rated basis, 30.5% (full precision:
30.47998500%) of the shares so tendered by each tendering stockholder have been accepted for payment.

The Italy Fund Inc., a non-diversified investment company, is managed by SSB Citi Fund Management LLC, a wholly owned subsidiary of Salomon Smith Barney Holdings Inc., and is listed on the New York Stock Exchange under the symbol "ITA."

SOURCE The Italy Fund Inc.

/CONTACT: Brenda Grandell, Director, Closed-End Funds, 212-783-0460, for The Italy Fund Inc./